

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 2, 2015

Robert Grosshandler
Chief Executive Officer
iConsumer Corp.
Suite 351
19821 NW 2nd Avenue
Miami Gardens, FL 33169

> **Re:**   **iConsumer Corp.**
> **Offering Statement on Form 1-A**
> **Filed September 10, 2015**
> **File No. 024-10480**

Dear Mr. Grosshandler:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Part I - Notification

Item 1. Issuer Information

Financial Statements

1.   Please revise the summary balance sheet information to properly reflect Total Stockholders' Equity, consistent with the most recent financial statements presented in Part F/S.

General

2.   We note that your website and offering circular advertise that shares will be given to
        "members" of the company when they sign up to use iConsumer's services and when
        they get other users to sign up. Please provide your analysis as to the eligibility of this
        distribution under the securities laws.

3.   We note that you intend to offer your shares at "stepped" prices depending on how many
        members have signed up to use the iConsumer website. Please provide you analysis as to
        how this offering is consistent with Rule 251(d)(3)(ii).

Preliminary Offering Circular Cover Page

4.   Please revise your cover page to include the number of preferred stock shares being
        offered in connection with the offering circular.

5.   Please revise your table to include the proceeds that will be paid to StartEngine. We note
        your disclosure below the table the company expects to pay approximately $150,000.

6.   Please disclose your escrow arrangements on the cover page as required by Item 1(e) of
        Part II to Form 1-A.

7.   We note the disclosure on the cover page that you contemplate this offering terminating
        September 30, 2016. Please reconcile this disclosure with the information in Item 4 of
        Part I to the Form 1-A that you do not intend to offer securities on a delayed or
        continuous basis.

The Company's Business

Employees, page 13

8.   We note your disclosure under Directors, Executive Officers and Significant Employees
        that Messers. Grosshandler and Schleicher are full-time. Please reconcile this disclosure
        with your statement that the company has no employees at present on page 13.

Plan of Operation, page 14

9.   Please expand your disclosure to discuss iConsumers plan of operations for the next 12
        months as required by Item 9(c) of Part II of Form 1-A.

10.   Please quantify the anticipated budgets and disclose the key milestones to complete the
        material aspects of your plan of operation. Please also clarify whether, in your opinion,
        the proceeds of the offering will satisfy your cash requirements or whether you anticipate

it will be necessary to raise additional funds in the next six months to implement your plan of operations. Refer to Item 9(c) of Part II of Form 1-A.

Security Ownership of Management and Certain Security Holders, page 18

11.   Please revise your table to include the amount of each class of securities held by Messers. Grosshandler and Schleicher.

Part F/S

12.   Please update your financial information in an amended filing on Form 1-A to include the most recent interim information in this section as well as other sections of your document. Refer to paragraphs (b)(3)-(4) of Part F/S and revise to include a balance sheet as of June 30, 2015 and statements of income and cash flows for the six months ended June 30, 2015.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　　　You may contact Christine B. Adams, Senior Staff Accountant at 202-551-3363 or Terry French, Accounting Branch Chief at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Staff Attorney at 202-551-3208, Celeste M. Murphy, Legal Branch Chief at 202-551-3257 or me at 202-551-3810 with any other questions.

　　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　　/s/ Celeste M. Murphy for

　　　　　　　　　　　　　　　　　　　　　Larry Spirgel
　　　　　　　　　　　　　　　　　　　　　Assistant Director
　　　　　　　　　　　　　　　　　　　　　AD Office 11 – Telecommunications

cc:　　　Sara Hanks, Esq.
　　　　　KHLK LLP